Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200459

PROSPECTUS

3,212,805 Shares

Franklin Covey Co.

Common Stock

This prospectus relates to the sale or other disposition from time to time of up to 3,212,805 shares of our common stock, which are held by the selling shareholder named in this prospectus.  The selling shareholder may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.  We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholder.

The selling shareholder may sell or otherwise dispose of the shares of common stock covered by this prospectus in a number of different ways and at varying prices.  We provide more information about how the selling shareholder may sell or otherwise dispose of their shares of common stock in the section entitled “Plan of Distribution” on page 6.  Discounts, concessions, commissions and similar selling expenses attributable to the sale of shares of common stock covered by this prospectus will be borne by the selling shareholder.  We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the shares with the Securities and Exchange Commission.

Our common stock is quoted on the New York Stock Exchange under the symbol “FC.”  On January 23, 2015, the last reported sale price for our common stock was $18.59 per share.

Investing in our common stock involves a high degree of risk.  You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 3 of this prospectus, and under similar headings in any amendment or supplements to this prospectus or as updated by any subsequent filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

Prospectus dated January 26, 2015

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	1

PROSPECTUS SUMMARY	2

RISK FACTORS	3

USE OF PROCEEDS	3

SELLING SHAREHOLDER	4

PLAN OF DISTRIBUTION	6

DESCRIPTION OF CAPITAL STOCK	9

LEGAL MATTERS	9

EXPERTS	9

WHERE YOU CAN FIND MORE INFORMATION	9

INCORPORATION BY REFERENCE	9

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (SEC or Commission), utilizing a “shelf” registration process.  Under this shelf registration process, the selling shareholder may, from time to time, offer and sell the shares of common stock, as described in this prospectus, in one or more offerings. To the extent we file any prospectus supplements, such prospectus supplements may add, update, or change information contained in this prospectus to the extent permitted by the Securities Act of 1933, as amended (Securities Act). This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes or incorporates by reference exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

We and the selling shareholder have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any applicable prospectus supplement.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement.

The selling shareholder is offering to sell, and seeking offers to buy, the shares of common stock, as described in this prospectus, only in jurisdictions where offers and sales are permitted.  You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any applicable prospectus supplement is delivered or securities sold on a later date.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into it contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), relating to our operations, results of operations, and other matters that are based on our current expectations, estimates, assumptions, and projections. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that might not prove to be accurate. Actual outcomes and results could differ materially from what is expressed or forecast in these forward-looking statements. Risks, uncertainties, and other factors that might cause such differences, some of which could be material, include, but are not limited to, the factors discussed under the section of this prospectus entitled “Risk Factors.”

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision.  You should carefully read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 3, the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Throughout this prospectus, references to “Franklin Covey,” the “Company,” “we,” “us,” and “our” refer to Franklin Covey Co.

Our Company

Franklin Covey Co. is a global company specializing in performance improvement.  We help organizations achieve results that require a change in human behavior and our mission is to “enable greatness in people and organizations everywhere.”  We believe that our results-driven principle-centered content is a competitive advantage in the marketplace.  From the foundational work of Dr. Stephen R. Covey in leadership and Hyrum W. Smith in productivity, we have developed deep expertise that extends to helping organizations and individuals achieve lasting behavioral change is seven crucial areas: Leadership, Execution, Productivity, Trust, Sales Performance, Customer Loyalty, and Education.  We have over 825 employees worldwide delivering these principle-based curriculums and effectiveness tools to our customers.  Our shares of common stock are traded on the New York Stock Exchange (NYSE) under the ticker symbol “FC.”

We operate globally with one common brand and business model designed to enable us to provide clients around the world with the same high level of service.  To achieve this level of service we operate four regional sales offices in the United States; an office that specializes in sales to governmental entities; wholly owned subsidiaries in Australia, Japan, and the United Kingdom; and we contract with licensee partners who deliver our content and provide services in over 165 other countries and territories around the world.

Our business-to-business service utilizes our expertise in training, consulting, and technology that is designed to help our clients define great performance and execute at the highest levels.  We also provide clients with training in management skills, relationship skills, and individual effectiveness, and we can provide personal-effectiveness literature and electronic educational solutions to our clients as needed.

Knowledge Capital Investment Group

Knowledge Capital Investment Group (Knowledge Capital), a related party primarily controlled by a member of our Board of Directors, held a warrant to purchase 5.9 million shares of our common stock. Knowledge Capital exercised its warrant at various times on a net share basis and received 2.2 million shares of our common stock. They currently hold 3.2 million shares, or approximately 19 percent, of our outstanding common shares. Approximately 1.0 million of these shares are currently available for resale, subject to the requirements of U.S. securities laws.

Corporate Information

Franklin Covey Co. is a Utah corporation.  Our principal offices are located at 2200 West Parkway Boulevard, Salt Lake City, UT 84119-2331, and our telephone number is (801) 817-1776.  Our website address is www.franklincovey.com.  However, the information contained in, or that can be accessed through, our website does not constitute a part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should carefully consider the risks, uncertainties and assumptions discussed under Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended August 31, 2014, which is incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations.

USE OF PROCEEDS

All shares offered in this prospectus are being sold by Knowledge Capital.  We will not receive any proceeds from the sale of shares by Knowledge Capital.

SELLING SHAREHOLDER

The selling shareholder named in this prospectus, Knowledge Capital, may offer to sell from time to time in the future up to an aggregate of 3,212,805 shares of our common stock, par value $0.05. As of the date of this prospectus, Knowledge Capital holds 3,212,805 shares of our common stock.

Knowledge Capital is a related entity that originally held a warrant to purchase 5.9 million shares of our common stock. In connection with the issuance of the warrant, we and Knowledge Capital entered into an Amended and Restated Registration Rights Agreement, dated as of March 8, 2005 (Registration Rights Agreement). Knowledge Capital exercised its warrant at various dates in fiscal 2011 and fiscal 2013 according to the terms of a fiscal 2011 exercise agreement, and received a total of 2.2 million shares of our common stock from shares held in treasury. In the fiscal 2011 exercise agreement, Knowledge Capital agreed to the following:

(1)	To exercise its remaining warrant shares on a net settlement basis.

(2)
Not to exercise its right to cause the Company to file a registration statement with respect to the resale of any of the shares owned by Knowledge Capital (including shares already owned by Knowledge Capital) prior to the earlier of (i) March 8, 2013 (the expiration of the warrant) or (ii) one year after the date on which the warrant has been exercised in full (the Stand-Off Period).

(3)
If Knowledge Capital intended to sell any of our common stock (including shares previously owned by Knowledge Capital) in the market during the Stand-Off Period on an unregistered basis, Knowledge Capital would notify us in writing of such intent, including the details surrounding such sale, at least five trading days before commencing such sales, and, if requested by us, would refrain from selling shares of our common stock for up to 120 days after the date Knowledge Capital intended to begin such sales in order to permit us to arrange for an underwritten or other organized sale of these shares. This action included filing with the SEC, if applicable and required, an effective registration statement covering the sale of the shares in the manner proposed by Knowledge Capital or as otherwise agreed to by Knowledge Capital and us.

(4)	To discuss with us any proposal by us to purchase such shares during the 120-day period.

In exchange for these considerations, we agreed to waive our right to pay cash in lieu of shares upon exercises of the warrant. We are registering the shares to satisfy the registration rights that we have granted to Knowledge Capital, as described above.

Two members of our Board of Directors, including our Chief Executive Officer, have an equity interest in Knowledge Capital. This transaction and agreement was approved by members of our Board of Directors who are not affiliated with Knowledge Capital and had no economic interest in the transaction.

The following table sets forth the number of shares of common stock known by us to be beneficially owned by Knowledge Capital as of October 31, 2014, based upon records of our transfer agent as of that date, Knowledge Capital’s filings made pursuant to section 16 of the Exchange Act, and the number of shares being registered for sale or distribution. Applicable percentage ownership is based on 16,874,683 shares of common stock outstanding at October 31, 2014.  Knowledge Capital’s address is 3232 McKinney Ave., Dallas, TX 75204.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Registered for Sale Pursuant to this Prospectus	Percentage of Common Stock Owned after Offering of Shares Pursuant to this Prospectus
Name of Beneficial Owner	Number	Percent
Knowledge Capital Investment Group (1)	3,212,805	19.27%	3,212,805	0%
(1)
Shares are beneficially owned by The Hampstead Group, LLC (The Hampstead Group), the private investment firm that sponsors Knowledge Capital, and The Hampstead Group has voting and dispositive power over the shares. One of our directors, Donald J. McNamara, is a principal of The Hampstead Group and may be deemed to control The Hampstead Group. Accordingly, Mr. McNamara is the natural person with voting and dispositive power over these shares. The Hampstead Group and Mr. McNamara disclaim beneficial ownership of these shares.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to Knowledge Capital to permit the resale of these shares of common stock by Knowledge Capital from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by Knowledge Capital of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

Knowledge Capital may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, Knowledge Capital will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions.  Knowledge Capital may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including with the Company;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with Knowledge Capital to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Knowledge Capital also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by Knowledge Capital may arrange for other broker-dealers to participate in sales.  If Knowledge Capital effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from Knowledge Capital or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 5110.

In connection with sales of the shares of common stock or otherwise, Knowledge Capital may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  Knowledge Capital may also sell shares of common stock short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, Knowledge Capital may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  Knowledge Capital may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law.  Knowledge Capital may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).  Notwithstanding the foregoing, Knowledge Capital has been advised that it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

Knowledge Capital may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  Knowledge Capital also may transfer and donate the shares of common stock in other circumstances, including transfers to the owners of equity interests of Knowledge Capital, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Knowledge Capital and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales.  In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  If Knowledge Capital is deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The shares of common stock are listed on the NYSE under the symbol “FC.”

Knowledge Capital has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.  Upon the Company being notified in writing by Knowledge Capital that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that Knowledge Capital will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Knowledge Capital and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by Knowledge Capital and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, including, without limitation, (i) SEC filing fees and expenses of compliance with state securities or “blue sky” laws, (ii) printing expenses, and (iii) fees of counsel for the Company and special counsel for Knowledge Capital, if applicable; provided, however, that Knowledge Capital will pay all underwriting discounts and selling commissions, if any.  We will indemnify Knowledge Capital against certain liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or Knowledge Capital will be entitled to contribution.  We may be indemnified by Knowledge Capital against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by Knowledge Capital specifically for use in this prospectus, in accordance with the Registration Rights Agreement.

DESCRIPTION OF CAPITAL STOCK

The common stock registered by this prospectus is of the same class as other of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

LEGAL MATTERS

Dorsey & Whitney LLP, Salt Lake City, Utah will pass for us upon the validity of the securities being offered by this prospectus and applicable prospectus supplement, and counsel named in the applicable prospectus supplement will pass upon legal matters for any underwriters, dealers or agents.

EXPERTS

The consolidated financial statements of Franklin Covey Co. appearing in the Company’s Annual Report on Form 10-K for the year ended August 31, 2014, and the effectiveness of the Company’s internal control over financial reporting as of August 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.  Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance on the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC.  We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities we are offering under this prospectus.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement.  For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement.  You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room.  The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where our SEC filings are also available.  The address of the SEC’s web site is http://www.sec.gov. Our website address is www.franklincovey.com.  However, the information contained in, or that can be accessed through, our website does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus.  The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.  We incorporate by reference the documents listed below that we have previously filed with the Commission:

•	Our Annual Report on Form 10-K for the year ended August 31, 2014, as filed with the SEC on November 14, 2014;

•	Our Quarterly Report on Form 10-Q for the quarter ended November 29, 2014, as filed with the SEC on January 8, 2015;

•	Our Current Report on Form 8-K, as filed with the SEC on December 23, 2014;

•	Our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on December 22, 2014; and

•
The description of the Company’s Common Stock, par value $0.05 per share, as contained in the Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed under the Exchange Act for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding, in each case, information deemed furnished and not filed, until we sell all of the securities we are offering or the termination of the offering.  Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

We will provide at no cost to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. Investors should direct requests to Steve Young, Franklin Covey Co., 2200 West Parkway Boulevard, Salt Lake City, Utah 84119, telephone: (801) 817-1776.

Franklin Covey Co.

January 26, 2015